MAHANAGAR TELEPHONE NIGAM LIMITED (A GOVERNMENT OF INDIA ENTERPRISE) CORPORATE OFFICE	No. MTNL/SECTT/SE/06 April 4, 2006

The Secretary
Delhi/Mumbai/Calcutta/Madras &
National Stock Exchanges/NYSE.

Dear Sir,

    We write to inform you that pursuant to the introduction of Executive Voluntary Retirement Scheme (VRS) in MTNL, 612 executives who had sought VRS have been relieved from the services of the company w.e.f. 1.4.2006 (F/N).

    Thanking you,

Yours faithfully, /s/ S.C. Ahuja (S.C. AHUJA) COMPANY SECRETARY